[NEGT LOGO] National Energy &                         [TRANSCANADA LOGO]
            Gas Transmission-TM-                      IN BUSINESS TO DELIVER


________________________________________________________________________________

N e w s R e l e a s e

           NATIONAL ENERGY & GAS TRANSMISSION AND TRANSCANADA ANNOUNCE SALE AGREEMENT FOR GAS TRANSMISSION NORTHWEST CORPORATION
              TRANSACTION SUBJECT TO U.S. BANKRUPTCY COURT APPROVAL

BETHESDA, Md./CALGARY, Alberta - February 24, 2004 - (TSX: TRP) (NYSE: TRP) - National Energy & Gas Transmission, Inc. (NEGT) and TransCanada Corporation today announced an agreement for TransCanada to acquire Gas Transmission Northwest Corporation (GTN) for US$1.703 billion, including US$500 million of assumed debt and subject to typical closing adjustments.

GTN is a natural gas pipeline company that owns and operates two pipeline systems - the Gas Transmission Northwest pipeline system, formerly known as Pacific Gas Transmission, and the North Baja Pipeline system.

The Gas Transmission Northwest pipeline system consists of more than 1,350 miles (2,174 kilometres) of pipeline extending from a point near Kingsgate, British Columbia, on the British Columbia-Idaho border, to a point near Malin, Oregon on the Oregon-California border. The natural gas transported on this pipeline originates primarily from supplies in Canada for customers located in the Pacific Northwest, Nevada and California.

The North Baja pipeline is an 80-mile (128-kilometre) system. It extends from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California-Baja California, Mexico border. The natural gas transported on this system comes primarily from supplies in the south-western United States for markets in Northern Baja California, Mexico. The sale of the North Baja pipeline is subject to a right of first refusal by another company.

NEGT voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 2003. As a result, the sale of GTN to TransCanada will be subject to bankruptcy court approval, and will include a court-sanctioned auction process in accordance with customary bidding procedures approved by the bankruptcy court. Under a court-sanctioned auction, NEGT will seek offers that are higher or otherwise better than that which has been negotiated with TransCanada. As part of its agreement, TransCanada is granted certain protections, subject to court approval, most notably a break fee and expense reimbursement if another bid is accepted. TransCanada also retains the right to amend its offer should NEGT receive an offer which is superior to its existing agreement with TransCanada. The agreement contemplates that final bankruptcy court approval of the sale will be obtained within 75 days after signing of the agreement. The agreement also contemplates bankruptcy court approval of the NEGT Plan of Reorganization. Approval of NEGT's Plan could occur at a date later than the receipt of court approval of the sale. The sale is also subject to anti-trust review.

TransCanada will finance the acquisition in a manner consistent with maintaining its solid financial position and credit ratings. In addition to its strong internally generated cash flow and $1.5 billion of committed credit lines, TransCanada has $1.35 billion and US$650 million of debt and/or equity issuance capacity remaining under its Canadian and U.S. shelf prospectuses, respectively. TransCanada may also consider the sale of certain assets within its existing portfolio. TransCanada expects the transaction to be accretive to earnings and cash flow.

Lazard served as financial advisor to NEGT in connection with this agreement. J.P. Morgan Securities Inc. and SG Barr Devlin, a division of Societe Generale, served as financial advisors to TransCanada.

A map and fact sheet about the Gas Transmission Northwest pipeline system and the North Baja Pipeline system is available on the Internet at www.gtn.negt.com, www.northbaja.negt.com and www.transcanada.com.

In addition to the pipeline businesses, NEGT has more than 7,300 megawatts of generation including a mix of natural gas, coal/oil, hydroelectric, waste coal and wind power at numerous facilities across the country.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power - an equal amount of power can meet the needs of about 4.7 million average households. TransCanada's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

                           FORWARD LOOKING INFORMATION

THE INFORMATION IN THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE NECESSARILY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. USE OF WORDS LIKE "ANTICIPATE," "ESTIMATE," "INTEND," "PROJECT," "PLAN," "EXPECT," "WILL," "BELIEVE," "COULD," AND SIMILAR EXPRESSIONS HELP IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS WHICH GAS TRANSMISSION NORTHWEST CORPORATION MANAGEMENT BELIEVES ARE REASONABLE AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, FUTURE RESULTS, EVENTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS CANNOT BE GUARANTEED. ALTHOUGH MANAGEMENT IS NOT ABLE TO PREDICT ALL THE FACTORS THAT MAY AFFECT FUTURE RESULTS, SOME OF THE FACTORS THAT COULD CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS ARE DESCRIBED IN GREATER DETAIL IN THE GAS TRANSMISSION NORTHWEST CORPORATION'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2003.

CERTAIN TRANSCANADA INFORMATION IN THIS NEWS RELEASE IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISKS AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THIS INFORMATION MAY DIFFER FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS, THE ABILITY OF TRANSCANADA TO SUCCESSFULLY IMPLEMENT ITS STRATEGIC INITIATIVES AND WHETHER SUCH STRATEGIC INITIATIVES WILL YIELD THE EXPECTED BENEFITS, THE AVAILABILITY AND PRICE OF ENERGY COMMODITIES, REGULATORY DECISIONS, COMPETITIVE FACTORS IN THE PIPELINE AND POWER INDUSTRY SECTORS, AND THE CURRENT ECONOMIC CONDITIONS IN NORTH AMERICA. FOR ADDITIONAL INFORMATION ON THESE AND OTHER FACTORS, SEE THE REPORTS FILED BY TRANSCANADA WITH CANADIAN SECURITIES REGULATORS AND WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. TRANSCANADA DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


                                     - 30 -


Media Inquiries:      TransCanada    Hejdi Feick/Kurt Kadatz    (403) 920-7877

                      NEGT           Natalie Wymer              (301) 280-5654

Investor & Analyst
Inquiries:            TransCanada    David Moneta/Debbie Stein  (403) 920-7911